Creditanstalt



A Member of HVB Group
8420 / Investor Relations
Schottengasse 6-8
1010 Vienna / Austria
Tel.: +43 (0) 50505 - 58853
Fax: +43 (0) 50505 - 58808

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street
Washington, DC 20549
United States of America

SUPPL

Vienna, February 2005


SEC MAIL PROCESSING
RECEIVED
MAR 0 8 2005
WASH, D.C.
185
SECTION

Attn: Office of International Corporation Finance

Re: Bank Austria Creditanstalt AG, **file number 82-34765**
Submission of Information pursuant to Rule 12g3-2(b)

Dear Sir or Madame:

Please find enclosed information from Bank Austria Creditanstalt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact me (+43-50505-58803) with any questions you have.

Bank Austria Creditanstalt AG

Gerhard Smoley e.h. Ursula Künstler

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

3/15

Ad hoc announcement pursuant to § 48d (1) BörseG

24.02.2005

Bank Austria Creditanstalt's preliminary full year results for 2004

Ad hoc announcement pursuant to Section 48d (1) of the Austrian Stock Exchange Act (§ 48d (1) BörseG)

Bank Austria Creditanstalt with excellent results :

- consolidated net income up by 36% to EUR 602 million
- net income before taxes reaches EUR 836 million (+29%)
- high profit quality: operating profit increased by 53% to EUR 922 million
- general administrative expenses in the 4th quarter of 2004 contain one-off costs of EUR 20 million for restructuring measures
- CEE business segment: net income before taxes increased substantially to EUR 362 million, contributing 43% to net income before taxes of BA-CA Group
- dividend planned to be increased to EUR 1.50 per share

in EUR m	2004	2003	in %	Q4/04
Net interest income	2,435	2,176	11.9%	646
Losses on loans and advances	-417	-467	-10.7%	-94
Net interest income after losses on loans and advances	2,018	1,709	18.1%	552
Net fee and commission income	1,233	1,134	8.7%	301
Net trading result	223	220	1.3%	85
General administrative expenses	-2,479 –	2,479	0.0%	-644
Balance of other operating income and expenses	–73	18		-57
Operating profit	922	602	53.2%	237
net result from investments	-8	120		-9
Amortisation of goodwill	-75	-67	12.8%	-22
Balance of other income and expenses	–2	-8	-68.7%	-3
Net income before taxes	836	648	29.0%	204
Net income after taxes and minority interests	602	442	36.1%	168

ROE before taxes	13.4%	12.8%
ROE after taxes	9.7%	8.7%
Cost/income ratio	64.9%	69.9%
Risk/earnings ratio	17.1%	21.5%

Assets in EUR m	31/12/04	31/12/03	in %
Cash and balances with central banks	3,302	2,286	44.5%
Trading assets	18,590	16,140	15.2%
Loans and advances to banks	23,995	25,130	-4.5%
Loans and advances to customers	81,260	75,997	6.9%
- Loan loss provisions	-3,215	-3,490	-7.9%
Investments	16,668	16,005	4.1%
Property and equipment	1,122	1,120	0.2%
Intangible assets	1,133	1,193	-5.1%
Other assets	3,662	2,674	36.9%
TOTAL ASSETS	**146,516**	**137,053**	**6.9%**

Liabilities in EUR m	31/12/04	31/12/03	in %
Amounts owed to banks	39,927	39,133	2.0%
Amounts owed to customers	57,856	53,824	7.5%
Liabilities evidenced by certificates	19,617	17,399	12.7%
Trading liabilities	8,960	8,560	4.7%
Provisions	3,753	3,422	9.7%
Other liabilities	4,033	3,118	29.3%
Subordinated capital	5,291	5,419	-2.4%
Minority interests	439	362	21.1%
Shareholders' equity	6,641	5,815	14.2%

TOTAL LIABILITIES	146,516	137,053	6.9%

Enquiries:
Gerhard Smoley
Investor Relations Bank Austria Creditanstalt
phone: +43 (0) 50505 - 58853
e-mail: Gerhard.Smoley@ba-ca.com

Issuer:
Bank Austria Creditanstalt AG
Am Hof 2, 1010 Vienna, Austria
e-mail: IR@ba-ca.com
Internet: http://ir.ba-ca.com

Share:

ISIN:	Listed:
AT0000995006	Vienna, prime market Warsaw, main market

Largest bond by volume issued:

ISIN:	Stock exchanges:
XS0138439707	Luxembourg

Further stock exchanges where bonds are admitted to listing: Vienna, Frankfurt, Paris, Amsterdam

Copyright by Bank Austria Creditanstalt AG 2002 - 2005

Bank Austria Creditanstalt

Drucken


MAR 0 8 2005
WASH, D.C.
100

IR Release

24.02.2005

Bank Austria Creditanstalt with excellent results

- **consolidated net income up by 36 per cent to EUR 602 million**
- **net income before taxes reaches EUR 836 million (+29 per cent)**
- **high profit quality: operating profit increased by 53 per cent to EUR 922 million**
- **general administrative expenses in the 4th quarter of 2004 contain one-off costs of EUR 20 million for restructuring measures**
- **CEE business segment: net income before taxes increased substantially to EUR 362 million, contributing 43 per cent to net income before taxes of BA-CA Group**
- **dividend planned to be increased to EUR 1.50 per share**

Preliminary results for 2004:

According to preliminary figures for the 2004 financial year, Bank Austria Creditanstalt's profit after taxes was EUR 602 million, up by 36.1 per cent on the previous year (2003: EUR 442 million). Net income before taxes and minority interests rose by 29 per cent to EUR 836 million (2003: EUR 648 million). Thus Bank Austria Creditanstalt (BA-CA) significantly exceeded its target for net income before taxes, which was raised from EUR 750 million to EUR 800 million during the year.

The high quality of results is reflected in the significant increase in operating profit, which rose by 53.2 per cent to EUR 922 million (2003: EUR 602 million). Business in Central and Eastern Europe (CEE) made a particularly strong contribution to this substantial growth in profits: the CEE business segment achieved a substantial increase in net income before taxes from EUR 218 million (adjusted) to EUR 362 million. Accounting for 43 per cent of the BA-CA Group's net income before taxes, the CEE business segment is the most important contributor to Bank Austria Creditanstalt's profits and also the business segment creating the highest value.

IR Release download (155 KB)

Press conference to present Bank Austria Creditanstalt's preliminary results for 2004 **live on the Internet**

To listen to the press conference, you can use the following links:

German
English

Copyright by Bank Austria Creditanstalt AG 2002 - 2005

Bank Austria Creditanstalt

A Member of HVB Group

BA-CA Investor Relations Release

Harald Triplat ☎ +43 (0) 50505 50005
Gerhard Smoley ☎ +43 (0) 50505 58803

Vienna, 24 February 2005

Bank Austria Creditanstalt with excellent results:

- **consolidated net income up by 36 per cent to EUR 602 million**
- **net income before taxes reaches EUR 836 million (+29 per cent)**
- **high profit quality: operating profit increased by 53 per cent to EUR 922 million**
- **general administrative expenses in the 4th quarter of 2004 contain one-off costs of EUR 20 million for restructuring measures**
- **CEE business segment: net income before taxes increased substantially to EUR 362 million, contributing 43 per cent to net income before taxes of BA-CA Group**
- **dividend planned to be increased to EUR 1.50 per share**

Preliminary results for 2004:

According to preliminary figures for the 2004 financial year, Bank Austria Creditanstalt's profit after taxes was EUR 602 million, up by 36.1 per cent on the previous year (2003: EUR 442 million). Net income before taxes and minority interests rose by 29 per cent to EUR 836 million (2003: EUR 648 million). Thus Bank Austria Creditanstalt (BA-CA) significantly exceeded its target for net income before taxes, which was raised from EUR 750 million to EUR 800 million during the year.

The high quality of results is reflected in the significant increase in operating profit, which rose by 53.2 per cent to EUR 922 million (2003: EUR 602 million). Business in Central and Eastern Europe (CEE) made a particularly strong contribution to this substantial growth in profits: the CEE business segment achieved a substantial increase in net income before taxes from EUR 218 million (adjusted) to EUR 362 million. Accounting for 43 per cent of the BA-CA Group's net income before taxes, the CEE business segment is the most important contributor to Bank Austria Creditanstalt's profits and also the business segment creating the highest value.

Erich Hampel, CEO of Bank Austria Creditanstalt: "We have taken a major step forward. All data show that we enjoy an excellent strategic position with our clear focus on Austria and Central and Eastern Europe. Above all, our strong commitment to the high-growth countries in Central and Eastern Europe is paying off. The operating performance in Austria has improved, too. We have made good progress in customer business. In this context we must work to keep costs under control."

Bank Austria Creditanstalt's Managing Board intends to let shareholders participate in the bank's improved performance to an appropriate extent. The Managing Board will make a proposal at the Annual General Meeting to increase the dividend from EUR 1.02 to EUR 1.50 per share. This corresponds to a payout ratio of about 37 per cent.

In 2004, shareholders' equity shown in Bank Austria Creditanstalt's balance sheet in accordance with IAS rose to EUR 6.6 billion. Thus BA-CA has by far the strongest capital base of any bank in Austria. Erich Hampel: "Our strong capital base offers Bank Austria Creditanstalt's customers the highest possible security. At the same time, we have sufficient capital for further expansion in Central and Eastern Europe." The Tier 1 ratio is 7.85 per cent. With this Tier 1 ratio, BA-CA is well placed in an international comparison.

The return on equity before taxes (ROE) rose to 13.4 per cent (2003: 12.8 per cent). The ROE after taxes increased by one percentage point to 9.7 per cent (2003: 8.7 per cent).

Bank Austria Creditanstalt continued to pursue its expansion in Central and Eastern Europe in 2004. The bank further enlarged its network by acquiring Hebros Bank in Bulgaria and Eksimbanka in Serbia. With a presence in 11 countries in Central and Eastern Europe, BA-CA operates the leading international banking network in the region. The combined total assets of Bank Austria Creditanstalt's operations in CEE rose from EUR 23 billion to EUR 30.1 billion, an increase of 31 per cent. At the same time, Bank Austria Creditanstalt added some 100 branches to the CEE network, bringing the total number of offices to 988.

Bank Austria Creditanstalt AG
8420 / Investor Relations and Corporate Affairs
Schottengasse 6-8
A-1010 Vienna

Phone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Items in the income statement

Net interest income generated by Bank Austria Creditanstalt rose by 11.9 per cent to EUR 2,435 million (2003: EUR 2,176 million). The net charge for losses on loans and advances continued to decline to a level of EUR 417 million, down by 10.7 per cent from the figure for the previous year (2003: EUR 467 million). Net interest income after the provisioning charge was EUR 2,018 million, up by 18.1 per cent on the previous year (2003: EUR 1,709 million).

Net fee and commission income also developed favourably, rising by 8.7 per cent to EUR 1,233 million (2003: EUR 1,134 million). The net trading result reached EUR 223 million, an increase of 1.3 per cent over the previous year's figure (2003: EUR 220 million). General administrative expenses were unchanged at EUR 2,479 million.

The net result from investments was minus EUR 8 million (2003: net income of EUR 120 million, which included proceeds from the sale of shares in insurance companies). Amortisation of goodwill amounted to EUR 75 million (2003: EUR 67 million). Thus Bank Austria Creditanstalt's net income before taxes was EUR 836 million, up by 29 per cent on the previous year (2003: EUR 648 million). Net income after taxes and minority interests reached EUR 602 million, an increase of 36.1 per cent over the previous year (2003: EUR 442 million).

These results give the following key financial ratios:

- The return on equity before taxes (ROE) rose to 13.4 per cent (2003: 12.8 per cent).
- The ROE after taxes increased to 9.7 per cent (2003: 8.7 per cent). Adjusted for amortisation of goodwill (IFRS 3), the ROE after taxes is 10.9 per cent.
- The cost/income ratio improved significantly, declining to 64.9 per cent (2003: 69.9 per cent).
- The risk/earnings ratio (net charge for losses on loans and advances as a percentage of net interest income) also improved significantly, to 17.1 per cent (2003: 21.5 per cent).
- Earnings per share rose to EUR 4.09 (2003: EUR 3.40).
- The Tier 1 capital ratio was 7.85 per cent (2003: 7.8 per cent).
- The total capital ratio was 12.4 per cent (2003: 13.1 per cent).
- Subject to approval at the Annual General Meeting, Bank Austria Creditanstalt will pay a dividend of EUR 1.50 per share (2003: EUR 1.02).

Bank Austria Creditanstalt AG
8420 / Investor Relations and Corporate Affairs
Schottengasse 6-8
A-1010 Vienna

Phone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Segment reporting at BA-CA

Bank Austria Creditanstalt divides its results into five business segments: Central and Eastern Europe (CEE), Private Customers Austria, Corporate Customers Austria, International Markets and Corporate Center.

Note: All comparative figures for the business year 2003 were adjusted to the new segment reporting.

Business segment results

Besides Austria, the region of **Central and Eastern Europe** (CEE) is Bank Austria Creditanstalt's core market. Business in the region developed very well in 2004. BA-CA's banking subsidiaries significantly increased their net income before taxes to a combined total of EUR 486.3 million, an increase of 52 per cent over the previous year (2003: EUR 320.8 million). Bank BPH, BA-CA's Polish banking subsidiary, showed a particularly strong performance, with net income before taxes rising by 68 per cent to EUR 216.6 million. Strong growth rates were also achieved by the banking subsidiaries in Hungary, where net income before taxes rose by 74 per cent to EUR 86 million, and in Romania, with an increase of 91 per cent to EUR 24 million. HVB Bank Biochim, the Bulgarian banking subsidiary, increased its net income before taxes by 61 per cent to EUR 18.4 million.

After amortisation of goodwill and after consolidation effects, net income before taxes in the **CEE business segment** was EUR 362 million, up from EUR 218 million in the previous year. This is an increase of 66 per cent. The ROE before taxes was 21.5 per cent (2003: 15.5 per cent). The cost/income ratio declined significantly to 57.8 per cent (2003: 65.7 per cent).

The **Private Customers Austria** business segment significantly improved its operating performance. Adjusted for one-off effects resulting from sales of equity interests, net income before taxes rose by about 43 per cent from EUR 93 million (including sales proceeds: EUR 168 million) to EUR 133 million. The return on equity before taxes was 14.4 per cent (2003: 20.2 per cent). The cost/income ratio was 79.7 per cent (2003: 79.6 per cent).

Net income before taxes in the **Corporate Customers Austria** business segment was EUR 275 million, up by 26 per cent on the previous year's level (2003: EUR 218 million). The return on equity before taxes reached 12 per cent (2003: 9.5 per cent). The cost/income ratio declined to 52.4 per cent (2003: 57.8 per cent).

Bank Austria Creditanstalt AG
8420 / Investor Relations and Corporate Affairs
Schottengasse 6-8
A-1010 Vienna

Phone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

The **International Markets** business segment generated net income before taxes of EUR 117 million, an increase of 78 per cent over the previous year (2003: EUR 66 million). The return on equity before taxes reached 55 per cent (2003: 30.6 per cent). The cost/income ratio was 55.2 per cent (2003: 76.8 per cent).

The **Corporate Center** includes the results from equity interests which do not belong to the Group's core business, as well as costs of Group functions which are not directly allocated to any other business segment. In the Corporate Center segment, Bank Austria Creditanstalt recorded a net loss before taxes of EUR 51 million (2003: net loss before taxes of EUR 22 million).

Inclusion of results in the business segments of HVB Group

BA-CA's net income before taxes of EUR 836 million for 2004 is included in HVB Group's business segments in the following way: first, additional amortisation of goodwill, calculated refinancing costs, one-off effects and other consolidation effects are deducted from EUR 836 million. The remaining amount of EUR 670 million is apportioned to HVB Group's business segments: EUR 623 million to the Austria and CEE business segment, EUR 103 million to Corporates & Markets, and minus EUR 55 million to Other Items.

Balance sheet

As at 31 December 2004, BA-CA's total assets amounted to EUR 146.5 billion (31 December 2003: EUR 137 billion), an increase of 6.9 per cent over the year-end 2003 figure. The increase is mainly due to a strong expansion of customer business.

On the assets side of the balance sheet, loans and advances to, and placements with, banks were reduced as planned, by 4.5 per cent to EUR 24 billion compared with the level at the end of 2003. Loans and advances to customers increased by 6.9 per cent to EUR 81.3 billion (2003: EUR 76 billion). Trading assets grew by 15.2 per cent to EUR 18.6 billion (2003: EUR 16.1 billion). Investments increased by 4.1 per cent to EUR 16.7 billion (2003: EUR 16 billion).

On the liabilities side, amounts owed to banks rose by 2 per cent to EUR 39.9 billion (2003: EUR 39.1 billion). Amounts owed to customers increased by 7.5 per cent to EUR 57.9 billion (2003: EUR 53.8 billion). Liabilities evidenced by certificates grew by 12.7 per cent to EUR 19.6 billion (2003: EUR 17.4 billion). Trading liabilities rose by 4.7 per cent

to EUR 9.0 billion (2003: EUR 8.6 billion). Shareholders' equity increased significantly, by more than EUR 800 million or 14.2 per cent, to EUR 6.6 billion (2003: EUR 5.8 billion).

Outlook for 2005 and new profitability targets

For the current year 2005, Bank Austria Creditanstalt will apply IFRS 3 (which prohibits the amortisation of goodwill acquired in a business combination). Bank Austria Creditanstalt expects that net income before taxes for 2005, in accordance with IFRS 3, will exceed EUR 1 billion. BA-CA's CEO Erich Hampel: "CEE business will continue to drive our profits in 2005. But we want to improve our performance in Austria, too. In 2004 we already made some progress in the Austrian market."

Bank Austria Creditanstalt has set itself new profitability targets: the bank aims to reduce the cost/income ratio from currently just under 65 per cent to a level below 60 per cent in the medium term. The ROE after taxes is to be increased to 15 per cent in the medium term. (The previous ROE target of 13 per cent before taxes rises to 13.8 per cent as a result of goodwill not being amortised.) These targets bring Bank Austria Creditanstalt within reach of the levels achieved by comparable European banks with a similar business model.

Bank Austria Creditanstalt AG
8420 / Investor Relations and Corporate Affairs
Schottengasse 6-8
A-1010 Vienna

Phone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Income statement of Bank Austria Creditanstalt for 2004

	2004 in EUR m	2003 in EUR m	Change in EUR m	Change in %
Net interest income	2,435	2,176	259	11.9
Losses on loans and advances	-417	-467	50	-10.7
Net interest income after losses on loans and advances	2,018	1,709	309	18.1
Net fee and commission income	1,233	1,134	99	8.7
Net trading result	223	220	3	1.3
General administrative expenses	-2,479	-2,479	0	0.0
Balance of other operating income and expenses	-73	18	-90	>100
Operating profit	**922**	**602**	**320**	**53.2**
Net result from investments	-8	120	-129	>100
Amortisation of goodwill	-75	-67	-9	12.8
Balance of other income and expenses	-2	-8	5	-68.7
Net income before taxes	**836**	**648**	**188**	**29.0**
Taxes on income	-173	-155	-18	11.6
Minority interests	-61	-51	-11	20.9
Net income after taxes and minority interests	**602**	**442**	**159**	**36.1**

Bank Austria Creditanstalt AG
8420 / Investor Relations and Corporate Affairs
Schottengasse 6-8
A-1010 Vienna

Phone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Income statement of Bank Austria Creditanstalt by quarter

	Q4 2004 in EUR m	Q3 2004 in EUR m	Q2 2004 in EUR m	Q1 2004 in EUR m	Q4 2003 in EUR m
Net interest income	646	608	640	541	566
Losses on loans and advances	-94	-107	-107	-109	-111
Net interest income after losses on loans and advances	552	501	534	432	455
Net fee and commission income	301	317	319	297	296
Net trading result	85	52	29	57	3
General administrative expenses	-644	-620	-612	-604	-641
Balance of other operating income and expenses	-57	-3	-12	0	8
Operating profit	**237**	**246**	**257**	**181**	**121**
Net result from investments	-9	-10	-22	33	95
Amortisation of goodwill	-22	-18	-18	-18	-19
Balance of other income and expenses	-3	2	-1	0	-6
Net income before taxes	**204**	**220**	**216**	**196**	**191**
Taxes on income	-22	-53	-51	-47	-53
Minority interests	-14	-16	-15	-16	-8
Net income after taxes and minority interests	**168**	**151**	**150**	**133**	**130**

Bank Austria Creditanstalt AG
8420 / Investor Relations and Corporate Affairs
Schottengasse 6-8
A-1010 Vienna

Phone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Business segments

EUR m (2003 adjusted)		Private Customers Austria	Corporate Customers Austria	Central and Eastern Europe	International Markets	Corporate Center	BA-CA GROUP
Net interest income	2004	764	786	748	133	3	2,435
	2003	759	760	544	99	14	2,176
Losses on loans and advances	2004	-124	-203	-85	0	-3	-417
	2003	-139	-228	-90	0	-10	-467
Net fee and commission income	2004	514	298	408	19	-5	1,233
	2003	498	275	353	15	-7	1,134
Net trading result	2004	3	6	67	122	24	223
	2003	6	33	66	61	54	220
General administrative expenses	2004	-1,014	-570	-692	-140	-63	-2,479
	2003	-1,033	-613	-636	-125	-71	-2,479
Balance of other operating income and expenses	2004	-9	-3	-26	-19	-16	-73
	2003	35	-6	6	-12	-5	18
Operating profit	**2004**	**133**	**314**	**420**	**114**	**-59**	**922**
	2003	**125**	**221**	**242**	**38**	**-24**	**602**
Net result from investments	2004	4	-33	-4	9	15	-8
	2003	48	5	20	34	12	120
Amortisation of goodwill	2004	-4	-3	-53	-6	-9	-75
	2003	-5	-3	-42	-7	-10	-67
Balance of other income and expenses	2004	0	-3	-1	0	2	-2
	2003	0	-5	-2	0	0	-8
Net income before taxes	**2004**	**133**	**275**	**362**	**117**	**-51**	**836**
	2003	**168**	**218**	**218**	**66**	**-22**	**648**

Bank Austria Creditanstalt AG
8420 / Investor Relations and Corporate Affairs
Schottengasse 6-8
A-1010 Vienna

phone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

EUR m (2003 adjusted)		Private Customers Austria	Corporate Customers Austria	Central and Eastern Europe	International Markets	Corporate Center	BA-CA GROUP
Credit and market risk equivalent (Austrian Banking Act)	2004	13,135	32,756	16,991	3,039	4,356	70,277
	2003	11,908	32,641	14,034	3,076	6,004	67,664
Average allocated equity	2004	919	2,293	1,687	213	1,105	6,218
	2003	834	2,285	1,403	215	319	5,056
Return on equity before taxes in %	2004	*14.4*	*12.0*	*21.5*	*55.0*		*13.4*
	2003	*20.2*	*9.5*	*15.5*	*30.6*		*12.8*
Cost/income ratio in %	2004	*79.7*	*52.4*	*57.8*	*55.2*		*64.9*
	2003	*79.6*	*57.8*	*65.7*	*76.8*		*69.9*
Risk/earnings ratio in %	2004	*16.3*	*25.9*	*11.4*	*0.1*		*17.1*
	2003	*18.4*	*30.0*	*16.6*	*0.3*		*21.5*

Bank Austria Creditanstalt AG
8420 / Investor Relations and Corporate Affairs
Schottengasse 6-8
A-1010 Vienna

phone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Balance sheet of Bank Austria Creditanstalt at 31 December 2004

Assets	31 Dec. 2004 in EUR m	31 Dec. 2003 in EUR m	Change in EUR m	Change in %
Cash and balances with central banks	3,302	2,286	1,016	44.5
Trading assets	18,590	16,140	2,450	15.2
Loans and advances to, and placements with, banks	23,995	25,130	-1,134	-4.5
Loans and advances to customers	81,260	75,997	5,263	6.9
- Loan loss provisions	-3,215	-3,490	275	-7.9
Investments	16,668	16,005	663	4.1
Property and equipment	1,122	1,120	2	0.2
Intangible assets	1,133	1,193	-61	-5.1
Other assets	3,662	2,674	988	36.9
Total assets	**146,516**	**137,053**	**9,463**	**6.9**

Liabilities and shareholders' equity	31 Dec. 2004 in EUR m	31 Dec.2003 in EUR m	Change in EUR m	Change in %
Amounts owed to banks	39,927	39,133	794	2.0
Amounts owed to customers	57,856	53,824	4,032	7.5
Liabilities evidenced by certificates	19,617	17,399	2,218	12.7
Trading liabilities	8,960	8,560	400	4.7
Provisions	3,753	3,422	331	9.7
Other liabilities	4,033	3,118	914	29.3
Subordinated capital	5,291	5,419	-128	-2.4
Minority interests	439	362	76	21.1
Shareholders' equity	6,641	5,815	825	14.2
Total liabilities and shareholders' equity	**146,516**	**137,053**	**9,463**	**6.9**

Bank Austria Creditanstalt AG
8420 / Investor Relations and Corporate Affairs
Schottengasse 6-8
A-1010 Vienna

phone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Bank Austria Creditanstalt

Drucken

Press Release


MAR 0 8 2005
WASH, D.C.
SEC

24.02.2005

Preliminary results for 2004: Profit growth driven by CEE business

- **Profit after taxes up by 36 per cent to EUR 602 million**
- **Net income before taxes in the CEE business segment rises from EUR 151 million to EUR 362 million**
- **CEE operations make the largest contribution to BA-CA Group profits**
- **High quality of results: operating profit up by 53 per cent**

According to preliminary figures for the 2004 financial year, Bank Austria Creditanstalt's profit after taxes was EUR 602 million, up by 36.1 per cent on the previous year (2003: EUR 442 million). Net income before taxes and minority interests rose by 29 per cent to EUR 836 million (2003: EUR 648 million). Thus Bank Austria Creditanstalt (BA-CA) significantly exceeded its target for net income before taxes, which was raised from EUR 750 million to EUR 800 million during the year.

The high quality of results is reflected in the significant increase in operating profit, which rose by 53.2 per cent to EUR 922 million (2003: EUR 602 million). Business in Central and Eastern Europe (CEE) made a particularly strong contribution to this substantial growth in profits: the CEE business segment achieved a substantial increase in net income before taxes from EUR 151 million to EUR 362 million. Accounting for 43 per cent of the BA-CA Group's net income before taxes, the CEE business segment is the most important contributor to Bank Austria Creditanstalt's profits and also the business segment creating the highest value. Moreover, CEE strongly contributed to growth of about 7 per cent in the volume of the BA-CA Group's customer business.

Erich Hampel, CEO of Bank Austria Creditanstalt: "We have taken a major step forward. All data show that we enjoy an excellent strategic position with our clear focus on Austria and Central and Eastern Europe. Above all, our strong commitment to the high-growth countries in Central and Eastern Europe is paying off. The operating performance in Austria has improved, too. We have made good progress in customer business. In this context we must work to keep costs under control."

Bank Austria Creditanstalt's Managing Board intends to let shareholders participate in the bank's improved performance to an appropriate extent. The Managing Board will make a proposal at the Annual General Meeting to increase the dividend from EUR 1.02 to EUR 1.50 per share. This corresponds to a payout ratio of about 37 per cent. Erich Hampel: "With this payout ratio, we are in the middle of the field of listed companies. Other companies pay a higher dividend. But we aim to maintain a healthy balance between our shareholders' dividend expectations and the strengthening of the bank's capital base."

In 2004, shareholders' equity shown in Bank Austria Creditanstalt's balance sheet in accordance with IAS rose to EUR 6.6 billion. Thus BA-CA has by far the strongest capital base of any bank in Austria. Erich Hampel: "Our strong capital base offers Bank Austria Creditanstalt's customers the highest possible security. At the same time, we have sufficient capital for further expansion in Central and Eastern Europe." The Tier 1 ratio, a yardstick used in assessing financial strength, is 7.85 per cent. With this Tier 1 ratio, BA-CA is well placed in an international comparison.

The return on equity before taxes (ROE) rose to 13.4 per cent (2003: 12.8 per cent) despite a further increase in shareholders' equity. The ROE after taxes increased by one percentage point to 9.7 per cent (2003: 8.7 per cent). Erich Hampel: "The trend is right. But we should have no illusions: measured by this key indicator, we are still in the lower third of a European ranking. We must and will further improve our performance."

Bank Austria Creditanstalt continued to pursue its expansion in Central and Eastern Europe in 2004. The bank further enlarged its network by acquiring Hebros Bank in Bulgaria and Eksimbanka in Serbia. With a presence in 11 countries in Central and Eastern Europe, BA-CA

operates the leading international banking network in the region. The combined total assets of Bank Austria Creditanstalt's operations in CEE rose from EUR 23 billion to EUR 30.1 billion, an increase of 31 per cent. At the same time, Bank Austria Creditanstalt added some 100 branches to the CEE network, bringing the total number of offices to 988. BA-CA's customers have access via
HVB Group to the markets in Russia, Ukraine and in the Baltic countries as well as to all major international business and financial centres.

Items in the income statement
Net interest income generated by Bank Austria Creditanstalt rose by 11.9 per cent to EUR 2,435 million (2003: EUR 2,176 million). The net charge for losses on loans and advances continued to decline to a level of EUR 417 million, down by 10.7 per cent from the figure for the previous year (2003: EUR 467 million). Net interest income after the provisioning charge was EUR 2,018 million, up by 18.1 per cent on the previous year (2003: EUR 1,709 million).

Net fee and commission income also developed favourably, rising by 8.7 per cent to EUR 1,233 million (2003: EUR 1,134 million). The net trading result reached EUR 223 million, an increase of 1.3 per cent over the previous year's figure (2003: EUR 220 million). General administrative expenses were unchanged at EUR 2,479 million.

The net result from investments was minus EUR 8 million (2003: net income of EUR 120 million, which included proceeds from the sale of shares in insurance companies). Amortisation of goodwill amounted to EUR 75 million (2003: EUR 67 million). Thus Bank Austria Creditanstalt's net income before taxes was EUR 836 million, up by 29 per cent on the previous year (2003: EUR 648 million). Net income after taxes and minority interests reached EUR 602 million, an increase of 36.1 per cent over the previous year (2003: EUR 442 million).

These results give the following key financial ratios:

- The return on equity before taxes (ROE) rose to 13.4 per cent (2003: 12.8 per cent).
- The ROE after taxes increased to 9.7 per cent (2003: 8.7 per cent). Adjusted for amortisation
  of goodwill (IFRS 3), the ROE after taxes is 10.9 per cent.
- The cost/income ratio improved significantly, declining to 64.9 per cent (2003: 69.9 per cent).
- The risk/earnings ratio (net charge for losses on loans and advances as a percentage of net interest income) also improved significantly, to 17.1 per cent (2003: 21.5 per cent).
- Earnings per share rose to EUR 4.09 (2003: EUR 3.40).
- The Tier 1 capital ratio was 7.85 per cent (2003: 7.8 per cent), almost 100 per cent above
  the level of 4 per cent required by law.
- The total capital ratio was 12.4 per cent (2003: 13.1 per cent).
- Subject to approval at the Annual General Meeting, Bank Austria Creditanstalt will pay

  a dividend of EUR 1.50 per share (2003: EUR 1.02).

Segment reporting at BA-CA
Bank Austria Creditanstalt divides its results into five business segments: Central and Eastern Europe (CEE), Private Customers Austria, Corporate Customers Austria, International Markets and Corporate Center.

Business segment results
Besides Austria, the region of **Central and Eastern Europe** (CEE) is Bank Austria Creditanstalt's core market. Business in the region developed very well in 2004. BA-CA's banking subsidiaries significantly increased their net income before taxes to a combined total of EUR 486.3 million, an increase of 52 per cent over the previous year (2003: EUR 320.8 million). Bank BPH, BA-CA's Polish banking subsidiary, showed a particularly strong performance, with net income before taxes rising by 68 per cent to EUR 216.6 million. Strong growth rates were also achieved by the banking subsidiaries in Hungary, where net income before taxes rose by 74 per cent to EUR 86 million, and in Romania, with an increase of 91 per cent to EUR 24 million. HVB Bank Biochim, the Bulgarian banking subsidiary, increased its net income before taxes by 61 per cent to EUR 18.4 million.

After amortisation of goodwill and after consolidation effects, net income before taxes in the **CEE business segment** was EUR 362 million, up from EUR 151 million in the previous year. This is an increase of 140 per cent. The ROE before taxes was 21.5 per cent (2003: 17.3 per

cent). The cost/income ratio declined significantly to 57.8 per cent (2003: 72.2 per cent).

The **Private Customers Austria** business segment significantly improved its operating performance. Adjusted for one-off effects resulting from sales of equity interests, net income before taxes rose by about 30 per cent from EUR 100 million (including sales proceeds: EUR 175 million) to EUR 133 million. The return on equity before taxes was 14.4 per cent (2003: 23.6 per cent). The cost/income ratio was 79.7 per cent (2003: 79.2 per cent).

Net income before taxes in the **Corporate Customers Austria** business segment was EUR 275 million, up by 17 per cent on the previous year's level (2003: EUR 235 million). The return on equity before taxes reached 12 per cent (2003: 11.6 per cent). The cost/income ratio declined to 52.4 per cent (2003: 56.8 per cent).

The **International Markets** business segment generated net income before taxes of EUR 117 million, an increase of 74 per cent over the previous year (2003: EUR 67 million). The return on equity before taxes reached 55 per cent (2003: 35.4 per cent). The cost/income ratio was 55.2 per cent (2003: 76.1 per cent).

The **Corporate Center** includes the results from equity interests which do not belong to the Group's core business, as well as costs of Group functions which are not directly allocated to any other business segment. In the Corporate Center segment, Bank Austria Creditanstalt recorded a net loss before taxes of EUR 51 million (2003: net income before taxes of EUR 20 million).

Inclusion of results in the business segments of HVB Group

BA-CA's net income before taxes of EUR 836 million for 2004 is included in HVB Group's business segments in the following way: first, additional amortisation of goodwill, calculated refinancing costs, one-off effects and other consolidation effects are deducted from EUR 836 million. The remaining amount of EUR 670 million is apportioned to HVB Group's business segments: EUR 623 million to the Austria and CEE business segment, EUR 103 million to Corporates & Markets, and minus EUR 55 million to Other Items.

Balance sheet

As at 31 December 2004, BA-CA's total assets amounted to EUR 146.5 billion (31 December 2003: EUR 137 billion), an increase of 6.9 per cent over the year-end 2003 figure. The increase is mainly due to a strong expansion of customer business.

On the assets side of the balance sheet, loans and advances to, and placements with, banks were reduced as planned, by 4.5 per cent to EUR 24 billion compared with the level at the end of 2003. Loans and advances to customers increased by 6.9 per cent to EUR 81.3 billion (2003: EUR 76 billion). Trading assets grew by 15.2 per cent to EUR 18.6 billion (2003: EUR 16.1 billion). Investments increased by 4.1 per cent to EUR 16.7 billion (2003: EUR 16 billion).

On the liabilities side, amounts owed to banks rose by 2 per cent to EUR 39.9 billion (2003: EUR 39.1 billion). Amounts owed to customers increased by 7.5 per cent to EUR 57.9 billion (2003: EUR 53.8 billion). Liabilities evidenced by certificates grew by 12.7 per cent to EUR 19.6 billion (2003: EUR 17.4 billion). Trading liabilities rose by 4.7 per cent to EUR 9.0 billion (2003: EUR 8.6 billion). Shareholders' equity increased significantly, by more than EUR 800 million or 14.2 per cent, to EUR 6.6 billion (2003: EUR 5.8 billion).

Outlook for 2005 and new profitability targets

For the current year 2005, Bank Austria Creditanstalt will apply IFRS 3 (which prohibits the amortisation of goodwill acquired in a business combination). Bank Austria Creditanstalt expects that net income before taxes for 2005, in accordance with IFRS 3, will exceed EUR 1 billion. BA-CA's CEO Erich Hampel: "CEE business will continue to drive our profits in 2005. But we want to improve our performance in Austria, too. In 2004 we already made some progress in the Austrian market."

Bank Austria Creditanstalt has set itself new profitability targets: the bank aims to reduce the cost/income ratio from currently just under 65 per cent to a level below 60 per cent in the medium term. The ROE after taxes is to be increased to 15 per cent in the medium term. (The previous ROE target of 13 per cent before taxes rises to 13.8 per cent as a result of goodwill not being amortised.) These targets bring Bank Austria Creditanstalt within reach of the levels achieved by comparable European banks with a similar business model.

Enquiries: Bank Austria Creditanstalt Press Relations

Martin Hehemann, tel.: +43 (0)5 05 05 57007; e-mail: martin.hehemann@ba-ca.com
Peter N. Thier, tel.: +43 (0)5 05 05 52371; e-mail: peter.thier@ba-ca.com

Copyright by Bank Austria Creditanstalt AG 2002 - 2005

Income statement of Bank Austria Creditanstalt for 2004

	2004 in EUR m	2003 in EUR m	Change in EUR m	Change in %
Net interest income	2,435	2,176	259	11.9
Losses on loans and advances	-417	-467	50	-10.7
Net interest income after losses on loans and advances	2,018	1,709	309	18.1
Net fee and commission income	1,233	1,134	99	8.7
Net trading result	223	220	3	1.3
General administrative expenses	-2,479	-2,479	0	0.0
Balance of other operating income and expenses	-73	18	-90	>100
Operating profit	**922**	**602**	**320**	**53.2**
Net result from investments	-8	120	-129	>100
Amortisation of goodwill	-75	-67	-9	12.8
Balance of other income and expenses	-2	-8	5	-68.7
Net income before taxes	**836**	**648**	**188**	**29.0**
Taxes on income	-173	-155	-18	11.6
Minority interests	-61	-51	-11	20.9
Net income after taxes and minority interests	**602**	**442**	**159**	**36.1**

Bank Austria Creditanstalt AG
Press Relations
A-1020 Vienna, Lassallestrasse 1
Postal address: P.O.Box 8.000, A-1010 Vienna, Austria

Telephone: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
Internet: http://www.ba-ca.com

Income statement of Bank Austria Creditanstalt by quarter

	Q4 2004 in EUR m	Q3 2004 in EUR m	Q2 2004 in EUR m	Q1 2004 in EUR m	Q4 2003 in EUR m
Net interest income	646	608	640	541	566
Losses on loans and advances	-94	-107	-107	-109	-111
Net interest income after losses on loans and advances	552	501	534	432	455
Net fee and commission income	301	317	319	297	296
Net trading result	85	52	29	57	3
General administrative expenses	-644	-620	-612	-604	-641
Balance of other operating income and expenses	-57	-3	-12	0	8
Operating profit	**237**	**246**	**257**	**181**	**121**
Net result from investments	-9	-10	-22	33	95
Amortisation of goodwill	-22	-18	-18	-18	-19
Balance of other income and expenses	-3	2	-1	0	-6
Net income before taxes	**204**	**220**	**216**	**196**	**191**
Taxes on income	-22	-53	-51	-47	-53
Minority interests	-14	-16	-15	-16	-8
Net income after taxes and minority interests	**168**	**151**	**150**	**133**	**130**

Bank Austria Creditanstalt AG
Press Relations
A-1020 Vienna, Lassallestrasse 1
Postal address: P.O.Box 8.000, A-1010 Vienna, Austria

Telephone: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
Internet: http://www.ba-ca.com

Business segments

EUR m		Private Customers Austria	Corporate Customers Austria	Central and Eastern Europe	Inter-national Markets	Corporate Center	BA-CA GROUP
Net interest income	2004	764	786	748	133	3	2,435
	2003	765	777	530	101	3	2,176
Losses on loans and advances	2004	-124	-203	-85	0	-3	-417
	2003	-139	-228	-90	0	-10	-467
Net fee and commission income	2004	514	298	408	19	-5	1,233
	2003	498	275	353	15	-7	1,134
Net trading result	2004	3	6	67	122	24	223
	2003	6	33	66	61	54	220
General administrative expenses	2004	-1,014	-570	-692	-140	-63	-2,479
	2003	-1,033	-613	-690	-125	-18	-2,479
Balance of other operating income and expenses	2004	-9	-3	-26	-19	-16	-73
	2003	35	-6	6	-12	-5	18
Operating profit	**2004**	**133**	**314**	**420**	**114**	**-59**	**922**
	2003	**131**	**238**	**175**	**40**	**18**	**602**
Net result from investments	2004	4	-33	-4	9	15	-8
	2003	48	5	20	34	12	120
Amortisation of goodwill	2004	-4	-3	-53	-6	-9	-75
	2003	-5	-3	-42	-7	-10	-67
Balance of other income and expenses	2004	0	-3	-1	0	2	-2
	2003	0	-5	-2	0	0	-8
Net income before taxes	**2004**	**133**	**275**	**362**	**117**	**-51**	**836**
	2003	**175**	**235**	**151**	**67**	**20**	**648**

Bank Austria Creditanstalt AG
Press Relations
A-1020 Vienna, Lassallestrasse 1
Postal address: P.O..Box 8.000, A-1010 Vienna, Austria

Telephone: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
Internet: http://www.ba-ca.com

EUR m		Private Customers Austria	Corporate Customers Austria	Central and Eastern Europe	International Markets	Corporate Center	BA-CA GROUP
Credit and market risk equivalent (Austrian Banking Act)	2004	13,135	32,756	16,991	3,039	4,356	70,277
	2003	11,908	32,641	14,034	3,076	6,004	67,664
Average allocated equity	2004	919	2,293	1,687	213	1,105	6,218
	2003	738	2,024	870	191	1,233	5,056
Return on equity before taxes in %	2004	*14.4*	*12.0*	*21.5*	*55.0*		*13.4*
	2003	*23.6*	*11.6*	*17.3*	*35.4*		*12.8*
Cost/income ratio in %	2004	*79.7*	*52.4*	*57.8*	*55.2*		*64.9*
	2003	*79.2*	*56.8*	*72.2*	*76.1*		*69.9*
Risk/earnings ratio in %	2004	*16.3*	*25.9*	*11.4*	*0.1*		*17.1*
	2003	*18.2*	*29.3*	*17.0*	*0.2*		*21.5*

Bank Austria Creditanstalt AG
Press Relations
A-1020 Vienna, Lassallestrasse 1
Postal address: P.O. Box 8.000, A-1010 Vienna, Austria

Telephone: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
Internet: http://www.ba-ca.com

Balance sheet of Bank Austria Creditanstalt at 31 December 2004

Assets	31 Dec. 2004 in EUR m	31 Dec. 2003 in EUR m	Change in EUR m	Change in %
Cash and balances with central banks	3,302	2,286	1,016	44.5
Trading assets	18,590	16,140	2,450	15.2
Loans and advances to, and placements with, banks	23,995	25,130	-1,134	-4.5
Loans and advances to customers	81,260	75,997	5,263	6.9
- Loan loss provisions	-3,215	-3,490	275	-7.9
Investments	16,668	16,005	663	4.1
Property and equipment	1,122	1,120	2	0.2
Intangible assets	1,133	1,193	-61	-5.1
Other assets	3,662	2,674	988	36.9
Total assets	**146,516**	**137,053**	**9,463**	**6.9**

Liabilities and shareholders' equity	31 Dec. 2004 in EUR m	31 Dec.2003 in EUR m	Change in EUR m	Change in %
Amounts owed to banks	39,927	39,133	794	2.0
Amounts owed to customers	57,856	53,824	4,032	7.5
Liabilities evidenced by certificates	19,617	17,399	2,218	12.7
Trading liabilities	8,960	8,560	400	4.7
Provisions	3,753	3,422	331	9.7
Other liabilities	4,033	3,118	914	29.3
Subordinated capital	5,291	5,419	-128	-2.4
Minority interests	439	362	76	21.1
Shareholders' equity	6,641	5,815	825	14.2
Total liabilities and shareholders' equity	**146,516**	**137,053**	**9,463**	**6.9**

Bank Austria Creditanstalt AG
Press Relations
A-1020 Vienna, Lassallestrasse 1
Postal address: P.O..Box 8.000. A-1010 Vienna, Austria

Telephone: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
Internet: http://www.ba-ca.com

Not for distribution in or into the United States, Canada or Japan

p r e s s   r e l e a s e   Vienna, 16 February 2005

BA-CA places a EUR 150m hybrid Tier 1 issue

Bank Austria Creditanstalt (BA-CA) placed a EUR 150m hybrid Tier 1 issue today. The issue price was set at 100%. The Tier 1 issue will pay a fixed coupon in its first year, after that it will pay a spread of 15 basis points above a euro swap rate annually. The issue is callable by the issuer after seven years.

The issue was placed with investors in 15 countries, mainly in Germany, Switzerland, Benelux, Iberia as well as in Asia. BNP Paribas, Deutsche Bank, HVB Corporates & Markets und JPMorgan acted as bookrunners.

This is BA-CA's second transaction of this kind. A EUR 250m hybrid Tier 1 issue had been successfully placed already last year.

The securities will be issued by a special purpose vehicle based in the Cayman Islands. Listings on the stock exchanges of Amsterdam and Frankfurt will be applied for.

Inquiries: Bank Austria Creditanstalt International Markets
Veronika Fischer-Rief, Tel. +43 (0)5 05 05 82833;
e-mail: veronika.fischer-rief@ba-ca.com

Disclaimer

This document does not constitute an offer to issue or sell, or the solicitation of an offer to acquire or buy any securities to any person in any jurisdiction.

In the United Kingdom, this announcement is directed exclusively at persons who have professional experience in matters relating to investments who fall within Article 19 or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001. In the United Kingdom, the Tier 1 issue will only be offered to such persons.

Bank Austria Creditanstalt AG
Press office
A-1020 Vienna, Lassallestraße 1
Address: P.O. Box 8.000, A-1010 Vienna

Phone: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
Internet: http://www.ba-ca.com

This press release is not an offer of securities for sale in the United States. The Tier 1 issue referred to herein have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States absent registration under the Securities Act or an exemption from registration. There will be no public offer of the Tier 1 issue referred to herein in the United States.

Stabilisation

Bank Austria Creditanstalt AG
Press office
A-1020 Vienna, Lassallestraße 1
Address: P.O. Box 8.000, A-1010 Vienna

Phone: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
Internet: http://www.ba-ca.com